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                            April 10, 2023

       Brendan T. Cavanagh
       Chief Financial Officer
       SBA Communications Corporation
       8051 Congress Avenue
       Boca Raton, FL 33487

                                                        Re: SBA Communications
Corporation
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 8-K filed
February 21, 2023
                                                            File Nos. 001-16853

       Dear Brendan T. Cavanagh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       3. Fair Value Measurements
       Items Measured at Fair Value on a Nonrecurring Basis, page F-17

   1. We note your long-lived and intangible assets are measured at fair value on a nonrecurring basis using Level 3
inputs under a discounted cash flow model. In future periodic filings, please provide
quantitative information about the significant unobservable inputs used in the fair value
measurement of these assets or tell us why such disclosure is not required.
                                                        Refer to ASC
820-10-50-2(bbb).
 Brendan T. Cavanagh
SBA Communications Corporation
April 10, 2023
Page 2
Form 8-K filed February 21, 2023

Exhibit 99.1
Funds from Operations ("FFO"), Adjusted Funds from Operations ("AFFO"), and AFFO per share, page 15

2. We note your presentation of AFFO per share and the related forecasted guidance. In future earnings releases, please reconcile these non-GAAP financial measures from the the most directly comparable measure calculated in accordance with GAAP. Refer to
         Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division's Non-
         GAAP Financial Measures Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Mark Rakip at (202) 551-3573 with any questions.



FirstName LastNameBrendan T. Cavanagh                       Sincerely,
Comapany NameSBA Communications Corporation
                                                            Division of
Corporation Finance
April 10, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName